                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                              (Amendment No. )

NAME OF ISSUER: Brown Shoe Company

TITLE OF CLASS OF SECURITIES: Common Stock

CUSIP NUMBER: 115736100

CUSIP NO. 115736100

(1)     Names of Reporting Persons                      MELLON BANK CORPORATION
        SS or IRS Identification Nos. Of Above Person   IRS No. 25-1233834

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                        (a)  (   )   (b)  (   )

(3)     SEC Use Only

(4)     Citizenship or Place of Organization            United States

Number of Shares          (5)     Sole Voting Power         1,605,278
Beneficially
Owned by Each             (6)     Shared Voting Power               0
Reporting Person
With                      (7)     Sole Dispositive Power    1,620,078

                          (8)     Shared Dispositive Power    235,100

(9)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                            1,855,178

(10)    Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)                                (   )

(11)    Percent of Class Represented by Amount in Row (9)        10.17

(12)    Type of Reporting Person (See Instructions)                 HC

CUSIP NO. 115736100

(1)     Names of Reporting Persons                      BOSTON GROUP
                                                        HOLDINGS,INC.
        SS or IRS Identification Nos. Of Above Person   IRS No. 13-3100412

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                        (a)  (   )    (b)  (   )

(3)     SEC Use Only

(4)     Citizenship or Place of Organization            United States

Number of Shares         (5)     Sole Voting Power           1,036,500
Beneficially
Owned by Each            (6)     Shared Voting Power                 0
Reporting Person
With                     (7)     Sole Dispositive Power      1,046,500

                         (8)     Shared Dispositive Power      235,100

(9)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                             1,281,600

(10)    Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)                                (   )

(11)    Percent of Class Represented by Amount in Row (9)         7.02

(12)    Type of Reporting Person (See Instructions)                 HC

CUSIP NO. 115736100

(1)     Names of Reporting Persons                      THE BOSTON COMPANY,INC.
        SS or IRS Identification Nos. Of Above Person   IRS No. 04-2371833

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                        (a)  (   )    (b)  (   )

(3)     SEC Use Only

(4)     Citizenship or Place of Organization            United States

Number of Shares         (5)     Sole Voting Power          1,036,500
Beneficially
Owned by Each            (6)     Shared Voting Power                0
Reporting Person
With                     (7)     Sole Dispositive Power     1,046,500

                         (8)     Shared Dispositive Power     235,100

(9)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                            1,281,600
(10)    Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)                               (   )

(11)    Percent of Class Represented by Amount in Row (9)        7.02

(12)    Type of Reporting Person (See Instructions)                HC

CUSIP NO. 115736100

(1)     Names of Reporting Persons                     THE BOSTON COMPANY ASSET
                                                       MANAGEMENT INC.
        SS or IRS Identification Nos. Of Above Person  IRS No. 04-2468567

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                        (a)  (   )    (b)  (   )

(3)     SEC Use Only

(4)     Citizenship or Place of Organization            United States

Number of Shares         (5)     Sole Voting Power             754,000
Beneficially
Owned by Each            (6)     Shared Voting Power                 0
Reporting Person
With                     (7)     Sole Dispositive Power        764,000

                         (8)     Shared Dispositive Power      235,100

(9)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                               999,100

(10)    Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)                                (   )

(11)    Percent of Class Represented by Amount in Row (9)         5.47

(12)    Type of Reporting Person (See Instructions)                 IA

                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13G
               (Under the Securities and Exchange Act of 1934)

Item 1(a)   Name of Issuer: Finlay Enterprises Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:
                                                 8300 Maryland Ave
                                                 P O Box 29
                                                 St Louis, MO 63105
                                                 (314) 854-4000

Item 2(a)   Name of Person Filing:   Mellon Bank Corporation and any other
                                     reporting person(s) identified on the
                                     second part of the cover page(s).

Item 2(b)   Address of Principal Business Office, or if None, Residence:
                                                 c/o Mellon Bank Corporation
                                                 One Mellon Bank Center
                                                 Pittsburgh, Pennsylvania 15258
                                                 (for all reporting persons)

Item 2(c)   Citizenship:                          United States

Item 2(d)   Title of Class of Securities:         Common Stock

Item 2(e)   CUSIP Number: 115736100

Item 3      See Item 12 of cover page(s) ("Type of Reporting
            Person") for each reporting person.

                BK =  Bank as defined in Section 3(a)(6) of the Act

                IV = Investment Company registered under Section 8 of the Investment Company Act

                IA = Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

                EP = Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
                      Section 240.13-d(1)(b)(1)(ii)(F)

                HC = Parent Holding Company, in accordance with Section 240.13-d(1)(b)(1)(ii)(G)

Item 4   Ownership:   See Items 5 through 9 and 11 of cover page(s)
                      as to each reporting person.

The amount beneficially owned includes, where appropriate, securities not outstanding which are subject to options, warrants, rights or conversion privileges that are exercisable within 60 days. The filing of this Schedule 13G shall not be construed as an admission that Mellon Bank Corporation, or its direct or indirect subsidiaries, including Mellon Bank, N.A., are for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by this Schedule 13G.

The following information applies if checked:   (   )   Mellon Bank, N.A. is the
trustee of the issuer's employee benefit plan (the "Plan"), which is subject to ERISA. The securities reported include all shares held of record by Mellon Bank, N.A. as trustee of the Plan which have not been allocated to the individual accounts of employee participants in the Plan. The reporting person, however, disclaims beneficial ownership of all shares that have been allocated to the individual accounts of employee participants in the Plan for which directions have been received and followed.

Item 5   Ownership of Five Percent or Less of a Class:   If this
statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities, check the following  (   )

Item 6   Ownership of More than Five Percent on Behalf of Another
Person:   All of the securities are beneficially owned by Mellon Bank
Corporation and direct or indirect subsidiaries in their various fiduciary capacities. As a result, another entity in every instance is entitled to dividends or proceeds of sale. The number of individual accounts holding an interest of 5% or more is ( 0 ).

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company:
         See Exhibit I.

Item 8   Identification and Classification of Members of the Group:     N/A

Item 9   Notice of Dissolution of Group:                                N/A

Item 10   Certification:   By signing below I certify that, to the
best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This filing is signed by Mellon Bank Corporation on behalf of all reporting entities pursuant to Rule 13d-1(f)(1) promulgated under the Securities and Exchange Act of 1934, as amended.

Date: July 9, 1999

MELLON BANK CORPORATION


By:   JACQLYN D. STEIN
    ------------------------
      Jacqlyn D. Stein
      Vice President,
      Mellon Bank, N.A.
      Attorney-In-Fact for
      Mellon Bank Corporation

Each of the undersigned hereby authorizes Mellon Bank Corporation, in accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), to file, on behalf of the undersigned, any statement required to be signed by the undersigned, on Schedule 13G pursuant to Rule 13d-1 under the 1934 Act and any amendment thereto pursuant to Rule 13d-2 under the 1934 Act.

Each of the undersigned represents that it is individually eligible to use Schedule 13G, and acknowledges its responsibility for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein. However, each of the undersigned is not responsible for the completeness or accuracy of the information concerning the other persons making the filing on Schedule 13G unless such undersigned knows or has reason to believe that such information is inaccurate.

Date: July 9, 1999

BOSTON GROUP HOLDINGS, INC.


By:     JACQLYN D. STEIN
    -----------------------------
        Jacqlyn D. Stein
        Vice President,
        Mellon Bank, N.A.
        Attorney-In-Fact for
        Boston Group Holdings, Inc.


THE BOSTON COMPANY, INC.


By:     JACQLYN D. STEIN
    -----------------------------
        Jacqlyn D. Stein
        Vice President,
        Mellon Bank, N.A.
        Attorney-In-Fact for
        The Boston Company, Inc.


THE BOSTON COMPANY
ASSET MANAGEMENT, INC.

By:     JACQLYN D. STEIN
    -----------------------------
        Jacqlyn D. Stein
        Vice President
        Mellon Bank, N.A.
        Attorney-In-Fact for
        The Boston Company
        Asset Management, Inc.

                                   EXHIBIT I


The shares reported on the attached Schedule 13G are beneficially owned by the following direct or indirect subsidiaries of Mellon Bank Corporation, as marked (X):


(A) The Item 3 classification of each of the subsidiaries listed below is "Item 3(b) Bank as defined in Section 3(a)(6) of the Act."

        ( X )   Boston Safe Deposit and Trust Company
        (   )   Mellon Bank (Delaware) National Association
        (   )   Mellon Bank (MD)
        ( X )   Mellon Bank, N.A. (also parent holding company of the Dreyfus
                Corporation and Mellon Equity Associates)
        (   )   Mellon, F.S.B.
        (   )   Mellon Trust of California
        (   )   Mellon Trust Florida
        (   )   Mellon Trust of New York

(B) The Item 3 classification of each of the subsidiaries listed below is "Item 3(e) Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940."

        ( X )   Boston Safe Advisors
        (   )   Dreyfus Investment Advisors, Inc.
        (   )   Founders Asset Management LLC
        ( X )   Franklin Portfolio Associates Trust
        (   )   Laurel Capital Advisors
        ( X )   Mellon Capital Management Corporation
        ( X )   Mellon Equity Associates
        (   )   Newton Asset Management Limited
        (   )   Newton Capital Management Limited
        (   )   Newton Fund Managers Limited
        (   )   Newton International Investment Management Limited
        (   )   Newton Investment (IOM) Management Limited
        (   )   Newton Investment Management (Guernsey) Limited
        (   )   Newton Investment Management Limited
        (   )   Newton Management (Asia) Pte, Limited
        (   )   Royal Bank of Scotland Portfolio Management Limited
        (   )   Royal Bank of Scotland Unit Trust Management Limited
        (   )   Stewart Newton Fund Management (Mauritius) Limited
        (   )   Sundaram Newton Asset Management Pte Co, Ltd
        ( X )   The Dreyfus Corporation (also parent holding company of Dreyfus
                Investment Advisors, Inc.)
        ( X )   The Boston Company Asset Management, Inc.
        (   )   Wellington BES Limited

(C) The Item 3 classification of each of the legal entities listed below is "Item 3(g) Parent Holdings Company, in accordance with Section
240.13d-I(b)(ii)(G)."

        ( X )   Boston Group Holdings, Inc. (parent holding company of The
                Boston Company, Inc.)
        ( X )   MBC Investment Corporation (parent holding company of Laurel
                Capital Advisors, Franklin Portfolio Associates, Mellon Bank,
                F.S.B. and Mellon Capital Management Corporation)
        ( X )   Mellon Bank Corporation
        (   )   Nepturn LLC (parent holding company of Newton Management
                Limited)
        (   )   Newton Management Limited (parent holding company of all Newton entities listed in (B) above)
        ( X )   The Boston Company, Inc. (parent holding company of Boston Safe
                Advisors, Inc., The Boston Company Asset Management, Inc.,
                Boston Safe Deposit and Trust Company, Mellon Trust of
                California, Mellon Trust of New York and Mellon Trust Florida)

NOTE: ALL OF THE LEGAL ENTITIES LISTED UNDER (A) AND (B) ABOVE ARE DIRECT OR INDIRECT SUBSIDIARIES OF MELLON BANK CORPORATION. BENEFICIAL OWNERSHIP OF MORE THAN FIVE PERCENT OF THE CLASS BY ANY ONE OF THE SUBSIDIARIES OR INTERMEDIATE PARENT HOLDING COMPANIES LISTED ABOVE IS REPORTED ON A JOINT REPORTING PERSON PAGE FOR THAT SUBSIDIARY ON THE ATTACHED SCHEDULE 13G AND IS INCORPORATED IN THE TOTAL PERCENT OF CLASS REPORTED ON MELLON BANK CORPORATION'S REPORTING PERSON PAGE. (DO NOT ADD THE SHARES OR PERCENT OF CLASS REPORTED ON EACH JOINT REPORTING PERSON PAGE ON THE ATTACHED SCHEDULE 13G TO DETERMINE THE TOTAL PERCENT OF CLASS FOR MELLON BANK CORPORATION.)